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18000877

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moreton Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 S 200 E, Suite 300
(No. and Street)

Salt Lake City	UT	84111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Vos 952-777-2626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

50 West Broadway	Salt Lake City	UT	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

MORETON CAPITAL MARKETS, LLC

FORM X-17A-5 WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2017

MORETON CAPITAL MARKETS, LLC

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Eric Vos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moreton Capital Markets, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

E. Vos
Signature

President
Title

Brenda Pricco 2/21/18
Notary Public

BRENDA K. PRICCO
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Haynie &
Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Moreton Capital Markets, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Moreton Capital Markets, LLC as of December 31, 2017, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Moreton Capital Markets, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Moreton Capital Markets, LLC's management. Our responsibility is to express an opinion on Moreton Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Moreton Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information has been subjected to audit procedures performed in conjunction with the audit of Moreton Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Moreton Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on

the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
We have served as Moreton Capital Markets, LLC's auditor since 2014.
Salt Lake City, Utah
February 20, 2018

MORETON CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current assets:	
Cash	$ 499,446
Commissions receivable	66,983
Deposits & prepaid expenses	12,506
Total current assets	578,935
Restricted Cash Deposit	49,980
Total long term assets	49,980
Total Assets	$ 628,915

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 91,046
Total current liabilities	91,046
Members' equity	537,869
Total Liabilities and Members' Equity	$ 628,915

The accompanying notes are an integral part of these financial statements.

MORETON CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:	
Commissions and fees	$ 1,184,560
Interest income	768
Total revenues	1,185,328
Expenses:	
Salaries, commissions and benefit expense	712,246
Brokerage expense	119,370
Trading platform systems	90,268
Office rent	35,031
Office equipment and supplies	58,988
Professional fees	109,376
Travel and entertainment	23,484
Insurance	6,000
Regulatory fees	19,065
Education and training	7,008
Service charges	2,359
Interest expense	709
Total expenses	1,183,904
Net Income	$ 1,424

The accompanying notes are an integral part of these financial statements.

MORETON CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from/(to) operating activities:	
Net Income	$ 1,424
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase decrease in assets:	
Commissions receivable	3,095
Deposits and prepaid expenses	(1,849)
Increase decrease in liabilities:	
Accounts payable and accrued expenses	17,364
Net cash provided by operating activities	20,034
Cash flows from investing activities:	
Increase in restricted cash:	91
Net cash provided by investing activities	91
Net decrease in cash	20,125
Cash, beginning of year	479,321
Cash, end of year	$ 499,446

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Income taxes	$ --
Interest	$ 709

The accompanying notes are an integral part of these financial statements.

MORETON CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Members' equity, December 31, 2016	$ 536,445
Net income	1,424
Members' equity, December 31, 2017	$ 537,869

The accompanying notes are an integral
part of these financial statements.

MORETON CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

a. Business

Moreton Capital Markets, LLC (a Utah Limited Liability Company) was formed in 2004 under the laws of the state of Utah. The Company is governed by the Operating Agreement of Moreton Capital Markets, LLC dated March 1, 2016. The Operating Agreement provides that the Company is to terminate on December 31, 2054 unless terminated earlier in accordance with the terms of the Operating Agreement.

According to the terms of the Operating Agreement, after the initial contributions are made, members have no further obligation to contribute additional amounts of capital to the Company, unless otherwise approved by the members. In addition, the liability of the members of the Company is limited to the members' equity.

The Company began operations as a securities broker dealer in 2004. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business is principally focused on the purchase and sale of investment grade fixed income securities to institutional clients, the company also has a limited sharing of commissions with two other FINRA member firms for the referral of customers for mutual funds and variable annuity insurance products. In December of 2015 the Company filed a new continuing member application with FINRA and was approved to be a trading broker dealer clearing through RBC correspondent services. The company holds no securities inventory. The Company operates in the state of Utah and has securities transactions with customers within Utah and numerous other states where the Company is registered.

b. Revenue Recognition

Commission revenue is recorded in the accounts on a settle date basis, which is the day the transaction is executed. Commission revenue is transferred by RBC to the company operating account every 30 days usually on the third business day of the new month. Fees are recorded when earned and transactions have been fully consummated.

c. Customer Security Transactions

The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

d. Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid cash investments with an original maturity of three months or less to be cash equivalents. The Company has entered into an agreement with RBC Correspondent Services as a clearing firm for future trading activity. The agreement requires a minimum clearing deposit balance of

$50,000. As of December 31, 2017 a balance of $49,980 was classified as restricted cash. The shortage of $20 was due to an RBC error and will be corrected with an adjustment in February 2018.

e. **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

f. **Income Taxes**

The Company is taxed as a partnership for federal and state income tax purposes, and therefore no provision for income taxes has been recognized in the financial statements. Income of the Company is allocated to the members based upon their ownership percentage and reported on their respective individual income tax returns. Interest and penalties would also be shared by the members based on their ownership percentage.

Management has evaluated the tax positions by the Company and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of ASC 740. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for the tax years prior to 2012.

g. **Fair Value of Financial Instruments**

The carrying amount reflected in the statement of financial condition for cash and cash equivalents approximate fair value due to the short maturities of those instruments.

2. COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due from our clearing agent, RBC, for commissions and revenue earned through December 31, 2017. Amounts received after year end, for services of the prior year, were classified as commissions receivable. Amounts classified as commissions receivable were received in the subsequent month, therefore, an allowance for doubtful accounts was not considered necessary.

3. RELATED PARTY TRANSACTIONS

A Lease/Office Services Agreement is in place with Moreton & Company. The monthly rent payment for the Salt Lake City office is $1,827 and the monthly rent for the Denver office is $1,244, for a total of $3,071.

Some employees of Moreton Asset Management are also registered with Moreton Capital Markets and may provide some services, including some supervisory functions.

4. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital is less than the required minimum, as those terms are defined by the rule. At December 31, 2017, the Company's net capital was $525,363 which was $519,293 in excess of the $6,070 minimum required.

5. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Market Risk

The Company does not invest in securities for its own account and, therefore is not directly subject to market risk.

Credit Risk

Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

6. CONCENTRATION OF CREDIT RISK

The Company currently maintains its bank accounts at one financial institution. Accounts at an institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2017, the Company had two accounts that together exceed the FDIC insured amount by $249,446.

7. SIGNIFICANT BUSINESS RELATIONSHIPS

As discussed in note 1d, the Company's has entered into a clearing relationship with RBC correspondent services. The Company also shares commissions with another FINRA member firm for the referral of customers for mutual funds and variable annuity insurance products. Loss or impairment to any of those business relationships may negatively impact the Company's results of operations.

8. PREFERRED OWNERSHIP

William R. Moreton has contributed $150,000 towards the capital of the firm, which is classified as preferred equity. In liquidation event, Mr. Moreton's $150K contribution has priority over other owners' equity, and no dividends are to be paid to other owners until the $150,000 preferred equity has been repurchased by the Company. The Company has the option to repurchase preferred shares at any time.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 20, 2018, the date on which the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported.

MORETON CAPITAL MARKETS, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2017

MORETON CAPITAL MARKETS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND RECONCILIATION
TO RESPONDENT'S UNAUDITED COMPUTATION
DECEMBER 31, 2017

Total members' equity	$ 537,869
Deduct: equity not allowable for net capital	--
Total members' equity qualified for net capital	537,869
Liabilities subordinated to claims of general creditors allowable in computation of net capital	--
Total capital and allowable subordinated liabilities	537,869
Total non-allowable assets from the Statement of Financial Condition	(12,506)
Total other deductions	--
Total deductions and/or charges	(12,506)
Net capital before haircuts on securities positions	525,363
Haircuts on securities	--
Net capital per audit	$ 525,363

RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Net capital per respondent's unaudited computation	$ 525,363
Net increase in members' equity	--
Net (increase) in non-allowable assets	--
Net capital per audit	$ 525,363

MORETON CAPIAL MARKETS, LLC
SCHEDULE II
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2017

Total Aggregate Indebtedness	$ 91,046
Ratio of aggregate indebtedness to net capital	.1733 : 1

MORETON CAPITAL MARKETS, LLC
SCHEDULE III
EXEMPTIVE PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2017

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.	$2,500 capital category; as per Rule 15c3-1	________
B.	"Special Account for the Exclusive Benefit of Customers" maintained	________
C.	All customer transactions cleared through another broker-dealer on a fully disclosed basis: Name of clearing firm: RBC Correspondent Services	X
D.	Exempted by order of the Commission	________

Haynie & Company
Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Moreton Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Moreton Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Moreton Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Moreton Capital Markets, LLC stated that Moreton Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Moreton Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moreton Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 20, 2018

EXEMPTION REPORT

Moreton Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Eric Vos, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

E. Vos

Eric Vos
President
Moreton Capital Markets, LLC
January 26, 2018

Haynie & Company
Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
Moreton Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Moreton Capital Markets, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Moreton Capital Markets, LLC for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating Moreton Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Moreton Capital Markets, LLC's management is responsible for Moreton Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 20, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*****2801*********************MIXED AADC 220
66620 FINRA DEC
MORETON CAPITAL MARKETS LLC
101 S 200 E STE 300
SALT LAKE CITY, UT 84111-3107

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 817

B. Less payment made with SIPC-6 filed (exclude interest) (337)

7/27/2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 480

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 480

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 480

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Moreton Capital Markets LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of January, 2018.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,185,352
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	320,818
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	116,858
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	202,074
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 733	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	733
Total deductions	640,483
2d. SIPC Net Operating Revenues	$ 544,869
2e. General Assessment @ .0015	$ 817
	(to page 1, line 2.A.)